        ATA Creativity Global

        c/o 1/F East Gate, Building No.2, Jian Wai Soho

        No. 39 Dong San Huan Zhong Road,

        Chao Yang District, Beijing 100022

        People’s Republic of China

April 23, 2021

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Re:	ATA Creativity Global
Registration Statement on Form F-3 Filed April 13, 2021
File No. 333-255195

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Company hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to and that such Registration Statement become effective at 4:00 P.M., Eastern Time, on Monday, April 26, 2021, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

ATA Creativity Global

By:	/s/ Xiaofeng Ma
Name: Xiaofeng Ma
Title: Chief Executive Officer